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NEWS RELEASE

NR10-24

November 16, 2010

Dorato Receives Initial Results from

2010 Airborne Geophysical Survey for the Lucero target,

Cordillera del Condor, NW Peru

Vancouver, British Columbia - Dorato Resources Inc. (“Dorato” or the “Company”) (OTCQX: DRIFF, TSX-V: DRI, Frankfurt: D05) is pleased to announce receipt of airborne electromagnetic (EM) and magnetic geophysical survey results for Lucero from Minera Afrodita.  This survey covers the same area as the 2009 AeroTEM survey (which was collected at 200 meter line spacing) but has now been collected at 50 meters line-spacing for increased resolution.

The 2010 survey defines a coincident magnetic and electromagnetic anomaly centered on surface gold and copper mineralization at Lucero.  With the addition of close-spaced flight lines, the anomalies have grown significantly - the magnetic anomaly now occurs over 940 by 840 metres and the coincident electromagnetic anomaly measures 630 metres by 600 metres.  Surface geochemical anomalies, extending over 1.1 kilometres by 750 metres are coincident with and extend beyond the geophysical anomalies.  The most compelling anomalies, such as surface trenches grading 2.08 g/t gold over 188.0 metres, are located within the geophysical response.  The scale of anomalies at Lucero continues to point to bulk tonnage potential and drill testing is planned for late November.

“Initial results from Lucero target indicate that the 2010 Cordillera del Condor regional geophysical survey is producing high-quality geophysical anomalies.” stated Keith Henderson, Dorato's President and CEO.  “The 2010 survey produced a coincident magnetic and electromagnetic anomaly at Lucero where insitu gold and copper mineralization has been established within a 750 by 1100 meter multi-element surface geochemical anomaly.  The technical team has learned a great deal from the 2008 and initial 2010 surveys and is eager to apply this knowledge to the rest of this highly prospective ~135 kilometer-long, gold-copper belt”.

Survey Results

The airborne electromagnetic (EM), and magnetic survey for the Peruvian portion of the Cordillera del Condor have been completed for the Lucero target area.  Although the Lucero target area was covered in the 2008 AeroTEM survey, it was included in the 2010 survey in order to 1) verify the geophysical response with the new system and 2) to obtain higher resolution data using 50 meter line spacing (see Figure 1).  The 2010 survey produced a 940 metre by 840 meter magnetic anomaly (Fig. 1A) and a coincident electromagnetic anomaly (Fig.1B) measuring 630 metres by 600 metres which is centered on the northern portion of the magnetic anomaly (Figs. 1A, 1B and 1D).  These anomalies are located within a robust multi-element soil and rock sample geochemical anomaly that measures over 1,100 meters in length (north-south) and 750 metres in width (east-west) over the Lucero target (Figs. 1A-1D).

Figure 1.  2010 Airborne magnetic (Figure 1A) and electromagnetic (Figure 1B) survey results for the Lucero Target including flight lines (50 metre spacing) and surface rock and soil geochemistry.  2009 AeroTEM gridded magnetic anomaly map with EM anomaly contours (Figure 1C) and the gridded magnetic anomaly map with EM anomaly contours from the 2010 survey (Figure 1D) are shown for comparison.  In both surveys the magnetic anomaly is coincident with the electromagnetic anomaly.

The 2010 geophysical survey was flown using a highly-portable, helicopter-borne power time-domain electromagnetic (EM), magnetic and radiometric system.

Lucero Discovery

Lucero is a 100% grass-roots discovery and was not previously exposed by informal miners.  The Lucero target was initially identified by magnetic and electromagnetic geophysical data combined with preliminary regional geology and stream sediment geochemistry.  The Lucero discovery zone mineralization now forms an extensive gold and copper mineralized system that extends for over a kilometre.

Significant results to date include a series of 10 continuous chip samples collected over 30 metres grading up to 11.17 g/t gold and averaging 2.85 g/t gold and 0.37% copper (news release NR09-17). Follow-up trenching 350 meters south of this zone, intercepted 41 meters grading 3.08 g/t gold and 0.20% copper in trench 755201 (NR10-20).  Extension of the trench to the southwest and northeast results in a continuous anomaly over 188.0 metres grading 2.08 g/t gold and 0.2% copper, including 56.9 metres grading 3.65 g/t gold and 0.23% copper.  The continuous nature of gold grade at Lucero suggests that the discovery zone has significant bulk tonnage potential.

Cordillera Del Condor Background

The Cordillera del Condor has been one of the most important gold-bearing areas in Ecuador and Peru since pre-Incan times.  On the Ecuador side of the border, historical high-grade, small scale gold production is reported to have exceeded 100,000 oz per year.

Modern exploration on the Ecuadorian side of the border has resulted in the discovery of multiple, significant and world-class gold and base metal-bearing districts, such as Kinross Gold Corp’s Fruta del Norte Gold deposit with an inferred resource of 13.6 million contained ounces of gold averaging 7.23 g/t gold), the Mirador Copper-Gold porphyry deposit (recently sold by Corriente Resources Inc.) with measured & indicated resources of 438 million tonnes at 0.61% copper, 0.19 g/t gold plus inferred resources 235 million tonnes at 0.52% copper, 0.17 g/t gold, and the Mirador Norte Copper-Gold porphyry deposit (indicated 171 million tonnes at 0.51% copper, 0.09 g/t gold; inferred 46 million tonnes at 0.51% copper, 0.07 g/t gold), and Dynasty Metals & Mining Inc’s Jerusalem Gold deposit in the Chinapintza district with measured & indicated resources of 0.58 million contained ounces gold at 12.4 g/t gold plus an additional  0.71 million ounces inferred contained ounces averaging 11.5 g/t gold).  The technical information with respect to the above deposits was obtained through the respective companies’ public disclosure documents available on SEDAR.

Qualified Person

EurGeol Keith J. Henderson, P.Geo. Dorato’s President and CEO and a qualified person as defined by National Instrument 43-101, has reviewed the scientific and technical information that forms the basis for this news release.  Mr. Henderson is not independent of the Company as he is an officer and a shareholder.

The geochemical results were reviewed by Tansy O’Connor-Parsons, Senior Geochemist.  Minera Afrodita on-site personnel rigorously collect and track samples which are then security sealed and shipped to ACME Laboratories, Lima, Peru for assay.  ACME's quality system complies with the requirements for the international standards ISO 9001:2000 and ISO 17025:1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Blind certified reference material is inserted at regular intervals into the sample sequence by field personnel in order to independently assess analytical accuracy. In addition, representative blind duplicate samples are routinely forwarded to ACME and an ISO-compliant third party laboratory for additional quality control.

About Dorato Resources Inc.

Dorato Resources Inc. is mineral exploration company focused on the highly prospective Cordillera del Condor Gold District in northern Peru and adjacent to the border with Ecuador – one of the most important gold-bearing districts in the region since pre-Incan times.  Dorato, through a series of option agreements has the right to wholly acquire an extensive land package of approximately 1,050-square-kilometres – providing the Company with the largest land position in the Cordillera del Condor and a highly strategic position in this emergent gold district.  Dorato is well funded and possesses experienced management with a proven track record.

On behalf of the board of directors of

DORATO RESOURCES INC.

(signed) “Keith J. Henderson”
President and CEO

For further information please contact:

Steve Stakiw, Manager – Corporate Communications

Michael Pound, Manager – Investor Relations

Email: info@doratoresources.com

Phone: 604-638-5817

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Statement

This press release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward looking information” within the meaning of the British Columbia Securities Act and the Alberta Securities Act. Generally, the words “expect”, “intend”, “estimate”, “will” and similar expressions identify forward-looking information. By their very nature, forward-looking statements are subject to known and unknown risks and uncertainties that may cause our actual results, performance or achievements, or that of our industry, to differ materially from those expressed or implied in any of our forward looking information. Statements in this press release regarding Dorato’s business or proposed business, which are not historical facts are forward-looking information that involve risks and uncertainties, such as estimates and statements that describe Dorato’s future plans, objectives or goals, including words to the effect that Dorato or management expects a stated condition or result to occur. Since forward-looking statements address events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements. Investors are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date they are made. All of the Company’s Canadian public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties. The foregoing commentary is based on the beliefs, expectations and opinions of management on the date the statements are made. The Company disclaims any intention or obligation to update or revise forward-looking information, whether as a result of new information, future events or otherwise.